Via EDGAR

August 6, 2014

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance - Mail Stop 4720

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Cellectar Biosciences, Inc.

Registration Statement on Form S-1

Initially Filed on May 19, 2014
Amended on July 7, 2014

File Number 333-196091

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (as amended by Amendment No. 1 thereto, the “Registration Statement”), and is filed together herewith the Company’s Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

Amendment No. 2 has been prepared principally incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, and to update certain financial information contained in the Prospectus forming a part of the Registration Statement to reflect the Company’s financial information for the quarter ended June 30, 2014.

For the Staff’s convenience, a marked version of Amendment No. 2 showing changes to the Registration Statement as initially filed will be promptly furnished by email.

Should the Staff have any comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc: Simon Pedder, PhD